May 2, 2012

Via EDGAR

Kathryn S. McHale
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           BancorpSouth, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10-K”)
Filed February 27, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2012
File No. 1-12991

Dear Ms. McHale:

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to William L. Prater, our Chief Financial Officer, dated April 6, 2012 with respect to the above-referenced filings.

For your convenience, the text of the Staff’s comment is set forth in italics below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Legal Proceedings, page 22

1.           For each proceeding, please disclose the information required by Item 103 of Regulation S-K including: whether the various class action suits have been initiated by the same parties; how the subject business and financial results in [sic] are believed to be wrong; and what relief is sought by the plaintiffs.

Response:

In response to the Staff’s comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, we will undertake to revise our disclosure required by Item 103 of Regulation S-K to clarify (a) that the allegations in the class action litigation by securities purchasers are substantially similar to the matters under review in the SEC

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May 2, 2012

investigation, and (b) the relief sought by the plaintiffs in the class action litigation by bank customers, in the manner set forth below. As supplemental information, we note that the two purported class action lawsuits described in the Form 10-K were brought by parties who, to our knowledge, are not related, which we believe to be clear in the context of the existing disclosure; the securities claims were brought by our shareholders and the overdraft claims were brought by customers of our wholly-owned subsidiary, BancorpSouth Bank.

We intend to revise our disclosure to include language substantially similar to the following, as indicated by bold, underlined text:

LEGAL PROCEEDINGS.

                The nature of the Company’s business ordinarily results in a certain amount of claims, litigation, investigations and legal and administrative investigations and proceedings. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, and endeavored to provide reasonable insurance coverage, litigation and regulatory actions present an ongoing risk.

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions and potential transactions with numerous customers or applicants. From time to time, borrowers, customers, former employees and other third parties have brought actions against the Company or its subsidiaries, in some cases claiming substantial damages. Financial services companies are subject to the risk of class action litigation and, from time to time, the Company and its subsidiaries are subject to such actions brought against it. Additionally, the Bank is, and management expects it to be, engaged in a number of foreclosure proceedings and other collection actions as part of its lending and leasing collections activities, which, from time to time, have resulted in counterclaims against the Bank. Various legal proceedings have arisen and may arise in the future out of claims against entities to which the Company is a successor as a result of business combinations. The Company’s insurance has deductibles and will likely not cover all such litigation or other proceedings or the costs of defense. The Company and its subsidiaries may also be subject to enforcement actions by federal or state regulators, including the SEC, the Federal Reserve, the FDIC, the Consumer Financial Protection Bureau, the Department of Justice, state attorneys general and the Mississippi Department of Banking and Consumer Finance.

When and as the Company determines it has meritorious defenses to the claims asserted, it vigorously defends against such claims. The Company will consider settlement of claims when, in management’s judgment and in consultation with counsel, it is in the best interests of the Company to do so.

On May 12, 2010, the Company and its Chief Executive Officer, President and Chief Financial Officer were named in a purported class action lawsuit filed in the U.S. District Court for the Middle District of Tennessee on behalf of certain purchasers of the Company’s common stock. On September 17, 2010, an Executive Vice President of the Company was added as a party to the lawsuit. The amended complaint alleges that the defendants issued materially false and misleading statements regarding the Company’s business and financial results. In particular, the allegations relate to the Company’s recording and reporting of its unaudited financial statements, including the allowance and provision for credit losses, and its internal control over financial reporting leading up to the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.  The plaintiff seeks class certification, an unspecified amount of damages and awards of costs and attorneys’ fees and other equitable relief.

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May 2, 2012

No class has been certified and, at this stage of the lawsuit, management cannot determine the probability of an unfavorable outcome to the Company. There are significant uncertainties involved in any purported class action litigation.  Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management is currently of the opinion that the outcome of this lawsuit will not have a material adverse effect on the Company’s business, consolidated financial position or results of operations.

On August 16, 2011, a shareholder filed a putative derivative action purportedly on behalf of the Company in the Circuit Court of Lee County, Mississippi, against certain current and past executive officers and the members of the Board of Directors of the Company. The plaintiff in this shareholder derivative lawsuit asserts that the individual defendants violated their fiduciary duties based upon substantially the same facts as alleged in the purported class action lawsuit described above. The plaintiff is seeking to recover damages in an unspecified amount and equitable and/or injunctive relief. Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management is currently of the opinion that the outcome of this lawsuit will not have a material adverse effect on the Company’s business, consolidated financial position or results of operations.

In November 2010, the Company was informed that the Atlanta Regional Office of the SEC had issued an Order of Investigation concerning the Company.  This investigation is ongoing and is primarily focused on the Company’s recording and reporting of its unaudited financial statements, including the allowance and provision for credit losses, its internal control over financial reporting and its communications with the independent auditors prior to the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.  In connection with its investigation, the SEC issued subpoenas for documents and testimony, with which the Company has fully complied.  The Company is cooperating fully with the SEC. No claims have been made by the SEC against the Company or against any individuals affiliated with the Company. At this time, it is not possible to predict when or how the investigation will be resolved or the cost or potential liabilities associated with this matter.

On May 18, 2010, the Bank was named as a defendant in a purported class action lawsuit filed by two Arkansas customers of the Bank in the U.S. District Court for the Northern District of Florida. The suit challenges the manner in which overdraft fees were charged and the policies related to posting order of debit card and ATM transactions. The suit also makes a claim under Arkansas’ consumer protection statute. The plaintiffs are seeking to recover damages in an unspecified amount and equitable relief. The case was transferred to pending multi-district litigation in the U.S. District Court for the Southern District of Florida. No class has been certified and, at this stage of the lawsuit, management of the Company cannot determine the probability of an unfavorable outcome to the Company. There are significant uncertainties involved in any purported class action litigation.  Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management is currently of the opinion that the outcome of this lawsuit will not have a material adverse effect on the Company’s business, consolidated financial position or results of operations. However, there can be no assurance that an adverse outcome or settlement would not have a material adverse effect on the Company’s consolidated results of operations for a given fiscal period.

Risk Factors, page 12

2.           Please consider addressing the possible $13.0 million reduction in debit card revenue in a risk factor. In addition, please disclose the assumptions upon which you have relied to estimate the $13 million loss of revenue and address the impact on net income. Please make consistent disclosure in the next to last paragraph on page 25.

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May 2, 2012

Response:

If, in the future, we determine that the reduction in debit card revenue presents a risk that is material to our business, financial condition or results of operations or becomes a significant factor that makes an investment in our common stock speculative or risky, we will undertake to consider addressing this reduction in light of the other risk factors we disclose to determine its appropriateness as an additional risk factor.

Our estimate that debit card revenue could be reduced in 2012 by approximately $13.0 million was based on the following assumptions: (1) Revenue associated with consumer signature activity would be 58% of level prior to the implementation of the final rule implementing the Durbin Debit Interchange Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Durbin Amendment”) equating to a 42% decrease, revenue associated with business signature activity would be 12% of the level prior to the implementation of the Durbin Amendment equating to a 88% decrease, and the revenue associated with the combination of consumer and business PIN activity would be 80% of the level prior to the implementation of the Durbin Amendment equating to a 20% decrease.  Please note that each segment was addressed individually because each segment had a different interchange rate; (2) A 5% growth factor was used to reflect the continued growth currently experienced in transactions associated with the debit card portfolio; (3)  The impact was determined on a monthly basis using prior year’s actual activity to account for the seasonality influences on debit card usage.  Subsequent month review of actual activity after the implementation of the Durbin Amendment  showed that consumer signature revenue decreased 46.7%, business signature revenue decreased 87.5% and consumer and business PIN revenue decreased 21.46%.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and in subsequent periodic reports to the extent deemed material for an understanding of our reported financial results, we will undertake to provide disclosure substantially similar to the following:

In the first quarter of 2012, the Company’s debit card revenue decreased by $3.2 million compared to the first quarter of 2011. Management estimates that debit card revenue could be reduced by approximately $13.0 million in 2012 compared to 2011, as a result of the impact of the final rule implementing the Durbin Debit Interchange Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Durbin Amendment”).  This estimate is based on management’s assumptions that revenue associated with consumer signature activity would be 58% of the level prior to the implementation of the Durbin Amendment, revenue associated with business signature activity would be 12% of the level prior to the implementation of the Durbin Amendment and revenue associated with consumer and business PIN activity would be 80% of the level prior to the implementation of the Durbin Amendment.

Management’s Discussion and Analysis, page 24

Real Estate – Construction, Acquisition and Development, page 47

3.           We note your disclosure on your construction, acquisition and development loans (“CAD” loans) and how the weakened economy and housing market negatively impacted the

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company. We further note that the most significant component of the nonaccrual loans pertains to the CAD loans. While the balance in the CAD nonaccrual loans has decreased from $211.5 million to $133.1 million from December 31, 2010 to December 31, 2011, respectively, we are unclear as to the specific reason(s) for the decrease other than a decrease in formation of new nonaccrual loans and increased charge-offs. Please provide us with a rollforward of the CAD nonaccrual loans from January 1, 2011 to December 31, 2011. This table should have a line item for the formation of new nonaccrual loans, charge-offs, recoveries, foreclosures to other real estate owned, transfer to troubled debt restructurings, etc. Revise future filings as necessary for clarification.

Response:

The rollforward of the CAD nonaccruals loans from January 1, 2011 to December 31, 2011 is provided in the following table.

(In thousands)
Balance at January 1, 2011	$211,547
Additions to CAD nonaccruals
Formation of new nonaccrual loans	89,727
Reductions in CAD nonaccruals
Charge-offs	(60,482)
Foreclosures to OREO	(62,173)
Payments	(39,870)
Transfers to TDRs	-
Transfers to accrual status	(2,980)
Transfer to other loan category	(2,659)
Balance at December 31, 2011	$133,110

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, we will undertake to provide disclosure substantially similar to the preceding table.

Please tell us and revise future filings to discuss the five largest credits that make up the CAD nonaccrual loan balance as of December 31, 2010 and December 31, 2011, including the location of the loan, stage of development, the balance of the loan, specific reserve applied, amount charged off, the date of the most recent appraisal, maturity date of the loan, any modifications made to the loan, as well as any other relevant information.

Response:

The five largest credits that make up the CAD nonaccrual loan balance as of December 31, 2010 and December 31, 2011 are detailed in the following tables:

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5 Largest CAD Non-accruals as of 12-31-2010
				Amount
	Development		Specific	Charged	Appraisal
Location	Stage	Balance	Reserve	Off	Date	Maturity	Modifications	Other Information
(Dollars in thousands)
Orange Beach, AL	nearing completion	$8,294	$0	$1,681	10/25/2010	12/1/2010	Originally modified with a 12/1/2010 due date. Reworked in 2011. Included as TDR at 12/31/10	Originally modified with a 12/1/2010 due date. Included as a TDR at 12/31/2010. Reworked in 2011 and considered performing in 2012.
Burnside, LA	land only, no improvements	$6,787	$177	$0	11/30/2010	1/26/2011	None	This note was extended for 90 days in January 2011. It remained past due after 90 day extension until it was paid off in September 2011.
Washington, MO	completed income center with land for future development	$5,297	$0	$1,046	11/26/2010	1/2/2010	None	This note was left as past due until it was paid off in September 2011.
Harvest, AL	completed lots with land for future development	$5,191	$1,081	$0	8/16/2010	10/22/2011	None	Settled by accepting portion of balance and charging off remaining balance in December 2011.
Washington, MO	completed income center with land for future development	$4,650	$1,900	$0	11/26/2010	1/2/2010	None	This note was left as past due until it was paid off in September 2011.

5 Largest CAD Non-accruals as of 12-31-2011
				Amount
	Development		Specific	Charged	Appraisal
Location	Stage	Balance	Reserve	Off	Date	Maturity	Modifications	Other Information
(Dollars in thousands)
Baton Rouge, LA	Land for future development	$13,663	$0	$0	11/17/2011	6/30/2011	None	Renewed for short term in January 2012 with specific performance requirements. Collateral value exceeds outstanding balance of loan.
Baton Rouge, LA	Land for future development	$4,653	$0	$0	7/17/2011	3/20/2013	Included as TDR at 12/31/11	"A" note representing portion of original loan supported by collateral. Included as TDR at 12/31/11. Collateral value exceeds outstanding value of loan.
Bartlett, TN	mostly completed subdivision	$4,232	$0	$1,983	6/15/2011	9/10/2010	None.	Property under lien les pendens due to contractor lawsuit; unable to foreclose until lawsuit resolved and lien les pendens is removed.
Olive Branch, MS	Land for future development	$3,873	$0	$0	3/3/2011	8/29/2012	Renewed with payment structure	Originally interest only. Was made current by customer with all interest and partial principal paid. Renewed with payment structure. Collateral value exceeds outstanding balance of loan.
Prairieville, LA	partially completed subdivision	$3,265	$775	$0	6/13/2011	12/15/2011	None.	Remained past due until the note was sold 2012 with any remaining balance charged off.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, we will undertake to provide disclosure substantially similar to the following:

The five largest credits that make up the construction, acquisition and development nonaccrual loan balance at March 31, 20XX are located throughout the Company’s geographical locations and are in various stages of development and maturity.  The five largest credits make up X.X% of the total construction, acquisition and development nonaccrual loan balance at March 31, 20XX.

We note your disclosure on page 49 stating that 53.0% of the CAD loans are scheduled to mature within one year. We further note your disclosure stating that many of the maturities may occur prior to the completion of the related projects and management expects that such loans will likely be renewed for an additional period of time.

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May 2, 2012

•
Please tell us the balance of CAD loans, both accruing and included in nonaccrual loans that have been modified (ex: extended, renewed or restructured) as of December 31, 2010 and December 31, 2011, yet were not considered troubled debt restructurings; and

Response:

The balance of CAD loans, both accruing and included in nonaccrual that have been modified but were not considered troubled debt restructurings as of December 31, 2010 and December 31, 2011 are provided in the following table:

	December 31,
	2010	2011
	(In thousands)
Accruing CAD loans	$225,923	$166,643
Non-accrual CAD loans	12,980	32,776
Total	$238,903	$199,419

•	If applicable, describe the type of modifications made and explain how you determined the modifications were not troubled debt restructurings.

Response:

As a part of the underwriting and credit approval process for CAD loan renewals, loans are reviewed to assess the levels of performance pursuant to the contractual terms of the promissory note, repayment ability of the project and guarantors and current collateral value.  Where past performance and documentation of financial condition and expected performance going forward are satisfactory, renewals may be approved with a structure which requires minimum reductions of the debt both through property sales and borrower/guarantor payments generally over a period of 12 months.  Where a restructuring of the loan is justified, the proposed structure is evaluated to determine if the restructure would constitute a Troubled Debt Restructure based upon the criteria set out in FASB ASC 310.  Should the renewed or restructured loan meet the criteria, it is included in the disclosure of Troubled Debt Restructures and the documentation is included in the loan files.  The most common structures which meet the criteria for disclosure as a Troubled Debt Restructure include renewals with reduced payments due to longer amortizations or interest-only periods, interest rates that are below market or terms established in a bankruptcy proceeding.  Renewals and modifications not meeting the criteria for disclosure include reduced rates for competitive reasons, reamortizations at terms available for new loans, bill consolidations, line increases or decreases, placing construction or development loans on scheduled payments or restructures to accommodate changes in business ownership, structure or business plans and short-term extensions pending completion of the application process.  In these cases modifications/restructures are routinely approved when borrowers are not experiencing financial difficulty.

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May 2, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies
Loans and Leases, page 77

4.           We note your disclosure regarding your procedures when a guarantor is relied upon a source of repayment. Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity, for which you have not considered impaired due to the existence of guarantees. If so:

Response:

During 2011, management did not observe an increase in maturity extensions of CAD or commercial loans due to the existence of guaranties. The borrower’s and guarantor’s financial condition is analyzed and documented at each renewal. Where the repayment of a loan is dependent on the cash flow from a guarantor, the guarantor must provide documentation to support sufficient liquidity and cash flow to cover the debt service.  If sufficient coverage cannot be documented, the loan may be assigned a more severe risk rating and is considered to be collateral dependent. Loans of $200,000 or greater which become past due 60 days or more and are collateral dependent are evaluated for impairment under FASB ASC 130.  The impairment valuation process involves the review of a current appraisal, the application of a discount for disposition, costs of sale and stigma of bank ownership based upon our appraisal department’s analysis of current market conditions and prior OREO sales.  No value is assigned to guaranties.

•	Quantify the dollar amount of these loans at December 31, 2010 and December 31, 2011;

Response:

Not applicable, as an increase in construction or commercial loans that have been extended at maturity for which impairment has been considered due to the existence of guarantees has not been observed.

•	Tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent; and

Response:

Not applicable, as an increase in construction or commercial loans that have been extended at maturity for which impairment has been considered due to the existence of guarantees has not been observed.

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•
When an impaired loan is carried at a value that is in excess of the appraised value due to the guarantee, please address in detail how the Company evaluates and determines the realizable value of the guarantee. Address the Company’s willingness to enforce the guarantee.

Response:

Not applicable, as an increase in construction or commercial loans that have been extended at maturity for which impairment has been considered due to the existence of guarantees has not been observed.

Other Real Estate Owned, page 80

5.           We note that other real estate owned totaled $173.8 million at December 31, 2011, of which $121.8 million or 9.3 % of total assets were construction, acquisition and development properties. We further note your disclosure on page 58 that management expects the resolution of a significant number of nonperforming loans to necessitate foreclosure proceedings resulting in a further increase in other real estate owned. Please tell us and revise your disclosure in future filings to:

•	Clarify whether your expectation relates primarily to construction, acquisition and development loans;

Response:

At December 31, 2011, $121.8 million, or 0.93% of total assets, of the Company’s other real estate owned (OREO) was in construction, acquisition and development properties.  While management expects future foreclosure activity in virtually all loan categories, the magnitude of nonperforming loans in the construction, acquisition and development portfolio indicated that a majority of additions to OREO in the near-term will be from that category.

•
Explain in further detail how you determine the fair values of these types of properties at foreclosure and on an ongoing basis (to ensure they are reported at lower of cost or fair value less estimated selling costs), as it appears they represent residential subdivisions that are not completed;

Response:

At the time of foreclosure, the fair value of construction, acquisition and development properties is typically determined by an appraisal performed by a third party appraiser holding professional certifications.  Such appraisals are then reviewed and evaluated by the Company’s internal appraisal group.  A disposition value appraisal using a 180-360 day marketing period is typically ordered and the OREO is recorded at the time of foreclosure at its disposition value less

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estimated selling costs.  For residential subdivisions that are not completed, the appraisals reflect the uncompleted status of the subdivision.

•
Describe in further detail the current appraisals (i.e. type), comparable sales and other estimates of fair value that you mention in your disclosure and explain how often this information is updated. Explain the circumstances under which you would use each method to determine fair value; and

Response:

To ensure that OREO is carried at the lower of cost or fair value less estimated selling costs on an ongoing basis, new appraisals are obtained on at least an annual basis and the OREO carrying values are adjusted accordingly.  The type of appraisals typically used for these periodic reappraisals are Restricted Use Appraisals, meaning the appraisal is for client use only.   Other indications of fair value are also used to ensure that OREO is carried at the lower of cost or fair value.  These would include listing the property with a broker and acceptance of an offer to purchase from a third party.  If a parcel of OREO is listed with a broker at an amount less than the current carrying value, the carrying value is immediately adjusted to reflect the list price less estimated selling costs and if an offer to purchase is accepted at a price less that the current carrying value, the carrying value is immediately adjusted to reflect that sales price, less estimated selling costs.

•
Include a discussion as to whether or not you actively market these properties, including whether or not you are doing this through a third party or with bank staff and when you expect to dispose of them.

Response:

The majority of the properties in OREO are actively marketed using a combination of real estate brokers, bank staff who are familiar with the particular properties and/or third parties.  There is a link on the Company’s website whereby potential buyers can view the Company’s inventory of OREO.  The site also allows a potential buyer to filter the properties according to location and price and for residential properties, the number of bedrooms and bathrooms.  Due to the large number of properties in OREO and the various ongoing marketing efforts, it is difficult to estimate expected dispositions.

Note 22 – Segments, page 120

6.           We note your segment titled “General Corporate and Other” in your disclosures on page 121. Since the “General Corporate and Other” asset balance exceeds 10% of the total asset balance as of December 31, 2011 and 2010, please tell us how you determined that you did not need to break out the “General Corporate and Other” segment into further segments in order to comply with the guidance of ASC 280. We further note that the absolute values of your “General Corporate and Other” pre-tax loss as of December 31, 2011 and 2010 were also greater than 10% of your total pre-tax income. Please advise.

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Response:

The Company engages in several activities from which it earns revenues and incurs expenses that are included in the segment titled “General Corporate and Other.”   As part of the Company’s financial reporting process related to segment reporting, the “General Corporate and Other” segment is reviewed periodically to determine if further segmentation is required.   Some of the activities have discrete financial information available; however, none of these activities have risen to the level of having all the characteristics of an operating segment primarily because their operating results are not regularly reviewed by the Company’s chief operating decision maker in order to make decisions about the allocation of resources.  As a result, no additional operating segments have been identified and no additional quantitative tests were determined to be necessary.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

7.           Please amend page 34 to remove the ultimate column in your summary compensation table labeled “Total Realized Compensation.” This column is not in accordance with the instructions set forth in Item 402(c) of Regulation S-K.

Response:

We note that Item 402(c) of Regulation S-K does not prohibit the addition of columns not specifically enumerated therein. Question 119.25 of the Commission’s Compliance and Disclosure Interpretation for Regulation S-K provides guidance that the Summary Compensation Table is permitted to be modified by adding a column in at least the scenario set forth in this guidance. We believe the information provided in the “Total Realized Compensation” column improves the overall disclosure in the Summary Compensation Table and provides information that is helpful to our shareholders.  We are aware of a number of other registrants that have disclosed similar information in their proxy statements in connection with their 2012 annual shareholder meetings.

In response to the Staff’s comment, however, we will undertake to review and consider amending this disclosure for our proxy statement in connection with our annual meeting of shareholders to be held in 2013.

* * *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (662) 680-2422, or our legal counsel in this regard, Marlee Mitchell at (615) 850-8943 or David Wilson at (615) 850-8586.

Sincerely,

/s/ Aubrey B. Patterson
Aubrey B. Patterson
Chairman of the Board and Chief Executive Officer

Enclosure

cc:           William L. Prater
E. Marlee Mitchell
David G. Wilson, Esq.

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